SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Pubco Corporation

(Name of  Subject Company (Issuer))

Pubco Corporation

(Names of Filing Persons (Offeror))

Common Stock, par value $.01 per share

Class B Stock, par value $.01 per share

(Title of Class of Securities)

744378803

744378886

(CUSIP Number of Class of Securities)

Jay A. Goldblatt

Pubco Corporation

3830 Kelley Avenue

Cleveland OH 44114

(216) 426-5565

(Name, Address and Telephone Numbers of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

  Transaction Valuation* $2,000,000

   Amount of Filing Fee $184.00

*Assumes the purchase of all 200,000 shares for which the offer is made at $10 per share in cash.

[ X ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $184

   Filing Party: Pubco Corporation

Form or Registration No.: Schedule TO

   Date Filed:   May 23, 2002/June 24, 2002

[   ]

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]

third-party tender offer subject to Rule 14d-1.

[X]

issuer tender offer subject to Rule 13e-4.

[X]

going-private transaction subject to Rule 13e-3.

[   ]

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[ X ]

This is an amendment to a Tender Offer Statement (and Schedule 13E-3) filed under cover of Schedule TO of Pubco Corporation, a Delaware corporation (“Purchaser” or the “Company”). The Schedule TO, originally filed on May 23, 2002 and amended on June 10, 2002 and June 24, 2002, relates to the offer by the Purchaser to purchase up to a total of 100,000 (previously amended to 200,000) shares of its Common Stock, par value $.01 per share and its Class B Stock, par value $.01 per share, at $10 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2002, as amended, (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, (which together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Schedule TO (including the Offer to Purchase) is amended and supplemented to reflect that the tender offer expired by its terms (as extended) at midnight of July 8, 2002. Purchaser accepted for payment and thereby purchased all validly tendered shares of its Common Stock and Class B Stock at $10 per share in cash. Purchaser will make prompt payment for the purchased shares. The total number of shares validly tendered is 199,869.

Item 12 is amended and supplemented to add as Exhibit (a)(1)(I) the press release issued by the Company on July 9, 2002.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pubco Corporation

By /s/ Robert H. Kanner

Dated: July 12, 2002

Robert H. Kanner, President

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